Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

GRANT OF RESTRICTED SHARE UNITS

On June 15, 2025, the Company granted an aggregate of 1,975,900 RSUs pursuant to the Company’s 2019 Plan to one Director and 142 employees, subject to the terms and conditions of the 2019 Plan and the award agreements entered into between the Company and each of the Grantees.

On June 15, 2025, the Company granted an aggregate of 1,975,900 RSUs pursuant to the 2019 Plan to one Director, namely Mr. Ma Donghui (the “Director Grant”) and 142 employees (the “Employee Grants”, together with the Director Grant, the “RSU Grants”), representing the same number of Class A Ordinary Shares and approximately 0.09% of the total Shares of the Company (on a one share one vote basis) in issue as at the date of this announcement.

The RSU Grants are subject to the terms and conditions of the 2019 Plan and the award agreements entered into between the Company and each of the Grantees. The principal terms of the 2019 Plan are set out in the section headed “Statutory and General Information – D. Share Incentive Plans – 1. The 2019 Plan” in Appendix IV to the prospectus of the Company dated August 3, 2021.

The RSUs will be satisfied through utilizing the Class A Ordinary Shares held by the depositary of the ADSs for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2019 Plan.

The RSU Grants would not result in the options and awards granted and to be granted to each individual Grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue (excluding treasury shares as defined under the Listing Rules, if any). The RSU Grants would not result in the options and awards granted and to be granted to each related entity grantee or service provider in the 12-month period up to and including the date of such grant in aggregate to exceed 0.1% of the Shares in issue (excluding treasury shares as defined under the Listing Rules, if any).

Save for the grantee under the Director Grant, which was approved by the independent non-executive Directors pursuant to Rule 17.04(1) of the Listing Rules, none of the Grantees under the RSU Grants is a Director, chief executive or substantial shareholder of the Company or an associate of any of them. None of the RSU Grants will be subject to approval by the shareholders of the Company. No financial assistance has been provided by the Group to the grantees of the RSU Grants to facilitate the purchase of Shares under the 2019 Plan.

Details of the RSU Grants are as follows:

Date of Grant	Aggregate Number of RSUs Granted	Exercise Price of RSUs Granted	Market Price of the Class A Ordinary Shares on the Date of GrantNote	Market Price of the ADSs on the Trading Day Immediately Preceding the Date of Grant
June 15, 2025	Mr. Ma Donghui: 200,000	Mr. Ma Donghui: US$0.1 per RSU	HK$109.8 per Share	US$27.76 per ADS
	Employee grantees: 1,775,900	Employee grantees: US$0.1 per RSU	HK$109.8 per Share	US$27.76 per ADS

Note:	As the grant date is not a business day in Hong Kong, the market price refers to the price of the Class A Ordinary Shares on the trading day immediately preceding the date of the RSU Grants, i.e. June 13, 2025.

Vesting period

Subject to the terms of the Director Grant, the RSUs under the Director Grant shall vest on December 15, 2025. Taking into account the contribution made by the Director Grantee in the past and the expected significant contribution the Director Grantee will make to the Company in 2025, the Compensation Committee of the Board considers a vesting period of less than 12 months to be appropriate and such arrangement aligning with the purpose of the 2019 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of the Group’s business.

Subject to the terms of the Employee Grants, the total vesting period for the RSUs under the Employee Grants (i.e. the period between the grant date and the last vesting date) ranges from approximately 36 months to 60 months. 4.5% of the RSUs under the Employee Grants may vest by several batches with the first batch to vest within 12 months of the grant date and the total vesting period of more than 12 months. There are no restrictions under the 2019 Plan in respect of a vesting period of less than 12 months.

Performance targets

The vesting of the RSUs under the Director Grant and the Employee Grants shall be subject to the achievement of certain performance targets relating to performance appraisal results, the compliance with internal rules and regulations relating to, among others, integrity and confidentiality, and the performance of obligations as determined by the Board or the committee of one or more members of the Board delegated by the Board from time to time pursuant to the scheme rules of 2019 Plan.

The Company has in place a standardized performance appraisal system to comprehensively evaluate the performance and the contribution of the grantees to the Group based on a matrix of indicators that vary according to the roles and responsibilities of the grantees. The indicators include, but are not limited to, work quality, efficiency, collaboration and management. The Company will determine whether the grantees meets the performance targets based on his/her performance appraisal results for the relevant period. In the event of a non-satisfactory appraisal result in the performance review, the portion of the RSUs to become vested to the grantee shall be forfeited.

Clawback mechanisms

Pursuant to the terms of the RSU Grants, in the event that the employment or service is terminated for any reason, the right to any unvested RSU will terminate concurrently and the Company has the right to require the grantee to sell any portion or all of the Class A Ordinary Shares distributed to the grantee following the vesting of any RSU within 60 days of the termination of employment or service. In the event that any of the grantee’s personal conduct impairs the reputation of the Company, the Company has the right to terminate and revoke the RSUs, whether vested or unvested, at no cost to the Company. In addition, if the grantee violates any of the non-competition agreement, the confidentiality agreement, or the non-competition or confidentiality provisions in his/her employment agreement with the Company after the termination of employment or service, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSU and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company. The terms of the RSU Grants further provide that in the event the employment or service is terminated (i) for cause as defined in the 2019 Plan, (ii) for any serious violation of any laws or regulations, or (iii) for any serious violation of the employee handbook of the Company, the grantee’s right to any vested or unvested portion of the RSUs will terminate immediately, and the RSUs shall be forfeited and automatically transferred to and reacquired by the Company at no cost to the Company. In the event that the grantee has paid for a portion of the RSUs and received payment or Class A Ordinary Shares from the Company, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSUs and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company.

Class A Ordinary Shares available for grant under the 2019 Plan

The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. Upon the making of the RSU Grants, the Company may grant further awards representing a total of 40,012,440 Class A Ordinary Shares pursuant to the 2019 Plan, of which only up to 40,012,440 may be issued pursuant to awards granted in the form of options.

The 2019 Plan does not constitute a share scheme pursuant to the new Chapter 17 of the Listing Rules (effective from January 1, 2023). The Company will comply with the new Chapter 17 of the Listing Rules in accordance with the transitional arrangements for existing share schemes.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2019 Plan”	the share incentive plan the Company adopted on July 2, 2019, as amended from time to time

“ADSs”	American Depositary Shares, each representing two Class A Ordinary Shares

“Board”	the board of Directors of the Company

“Class A Ordinary Share(s)”	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Share(s)”	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Li Auto Inc. (理想汽車) (formerly known as “Leading Ideal Inc.” and “CHJ Technologies Inc.”), a company with limited liability incorporated in the Cayman Islands on April 28, 2017

“Director(s)”	the director(s) of the Company

“Director Grantee”	Mr. Ma Donghui, an executive Director, who was granted with 200,000 RSUs under the 2019 Plan on June 15, 2025

“Grantee(s)”	143 employees (including the Director Grantee) who were granted with a total of 1,975,900 RSUs under the 2019 Plan on June 15, 2025

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the articles of association of the Company, being (i) any amendment to the memorandum of association of the Company or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RSU(s)”	restricted share unit(s), each evidencing the rights to receive one Class A Ordinary Share

“Share(s)”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“US$”	U.S. dollars, the lawful currency of the United States of America

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, June 15, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu as independent non-executive directors.